Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
[Distributed electronically to employees of Snyder’s of Hanover July 22, 2010]
To:	All Snyder’s of Hanover Associates

From:	Carl E. Lee
I am extremely excited to announce that Snyder’s of Hanover has entered into an agreement with Lance, Inc. to merge our two companies to create a stronger snack food company that can better grow its brands, better serve our customers, continue to deliver value to shareholders, and expand distribution of our salty and bakery snacks to consumers across the country.
This is a merger of equals. The new company will be called Snyder’s-Lance, Inc. and will have corporate offices in Charlotte, North Carolina with certain key leaders and functions continuing to be headquartered in Hanover, PA. Shareholders of Snyder’s of Hanover will retain 50.1% of Snyder’s-Lance, Inc. and we will continue to maintain a strong community presence in Hanover and throughout Pennsylvania.
Lance, headquartered in Charlotte, N.C., manufactures and markets snack foods throughout much of the United States and other parts of North America. The company was founded in 1913. Lance’s products include sandwich crackers and cookies, potato chips, crackers and other salty snacks, sugar wafers, nuts, restaurant style crackers and candy. Lance’s products are sold under the Lance, Cape Cod, Tom’s, Archway and Stella D’oro brands, along with a number of private label and third party brands. Lance is publicly traded on NASDAQ under the symbol LNCE and had 2009 sales of $918.2 million and employs approximately 4,800 employees.
The combined company will have a well-established portfolio of snack food brands that includes Snyder’s®, Lance®, Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke®, Stella D’oro®, Krunchers!®, Archway®, EatSmart® Naturals as well as Lance Private Brands, a leader in private label cookies and crackers. Products will include pretzels, sandwich crackers, potato chips, cookies, tortilla chips and nuts.
From a management standpoint, Mike Warehime, our Chairman of Snyder’s, will serve as the Chairman of the Board of Snyder’s-Lance, Inc. and W. J. “Bill” Prezzano, currently Chairman of Lance, will serve as the lead independent director. Dave Singer, Lance’s Chief Executive Officer, will serve as CEO of the combined company and I will be the President and Chief Operating Officer. Rick Puckett, Lance’s Executive Vice President and Chief Financial Officer, will serve as EVP and CFO.
The announcement of this exciting potential merger marks the beginning of a several-month process that is subject to shareholder and regulatory review and approval. Pending these approvals, the potential “merger of equals” is expected to close in late fall.
The Boards of Directors of both Lance and Snyder’s have unanimously recommended the approval of the transaction to their shareholders.
Throughout the shareholder and regulatory review process, we will provide open communications regularly as updates are available. Please keep in mind the regulatory review process can take time and until we receive final regulatory and shareholder approval, nothing will change. We will continue to conduct business as usual and strive to be a great partner, great place to work and continue to deliver exemplary customer service.

From a values, product offering and company culture perspective, the proposed merger with Lance is a match made in heaven. Lance shares our values and objectives of making high-quality snack foods, treating others with respect and dignity, working together, promoting innovative solutions and conducting business with co-workers, customers, peers and partners with integrity.
If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.
We look forward to a smooth integration of our cultures, brands and operating systems should the proposed merger be approved by the appropriate regulators and shareholders.
I know that with the excitement of change often comes a little apprehension, too. I want to challenge that mindset and encourage you to think about the opportunities that come with this proposed merger.
Our ultimate goal is to create a combined company positioned for growth and opportunities for our associates, customers, consumers, and shareholders. This represents an opportunity to form a stronger company focused on making high-quality, wholesome snack foods while also benefiting employees, customers and consumers, and driving results.
Sincerely,
Carl

Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.